

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

July 6, 2009

Mr. Ron Andrews
Chief Executive Officer
Clarient, Inc.
31 Columbia
Aliso Viejo, CA 92656

> **RE: Clarient, Inc. ("the company")**
> **Registration Statement on Form S-3**
> **File No. 333-160136**
> **Filed June 22, 2009**

Dear Mr. Andrews:

We have limited our review of your filing to the issue we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that the company received a comment letter on June 9, 2009 addressing disclosure in its Form 10-K. Please note that those comments must be cleared prior to requesting effectiveness.

Form S-3, filed June 22, 2009

General

2.   We note that you are registering the resale of 49,287,294 shares of stock by entities affiliated with Safeguard Scientifics, Inc. Your Form 10-K, filed March 13, 2009, refers to Safeguard as your "parent" in several management biographies, and Safeguard appears to have held 61.6% of your shares at December 31, 2008. Safeguard also consolidated your operations in its results of operations based on its Form 10-K, filed March 19, 2009. Generally parents of an issuer are unable to make secondary offerings in the manner contemplated by your filing. Please advise us what consideration the company gave to Compliance and Disclosure Interpretation No. 212.15 (http://sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm) and General Instruction I.B.6 of Form S-3.

Risk Factors, page 3

3.   We note the page four risk factor addressing your credit facility with Gemino Healthcare Finance, LLC and the statement that you entered into an amendment to that agreement "with the expectation that [you] could maintain compliance with the financial covenants" but to do so your "results of operations in 2009 will have to meet or exceed [y]our 2008 results of operations and such outcome is uncertain." Please revise this disclosure to:

       a. Ensure that it is consistent with your June 22, 2009 response to comment four of your letter to the staff;
       b. Disclose the amount of outstanding borrowings under the facility;
       c. Clarify the minimum level of liquidity required by your facility; and
       d. Briefly address your ability to refinance or repay such borrowings if the indebtedness is accelerated.

Selling Stockholders, page 17

4.   Please revise to disclose the date(s) the selling shareholders acquired **their** shares and the material terms of the purchase(s). Also, disclose the warrant exercise price associated with the underlying shares being registered.

5.   Please revise to provide expanded disclosure about the relationships between the company and Safeguard. In this respect reference is made to comment two above.

As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

John Reynolds
Assistant Director

Cc: Shivbir Grewal
Fax: (949) 725-4100